INVEST IN **SEEDSHEET**

We make gardening ridiculously easy



seedsheets.com Middlebury VT

LEAD INVESTOR



Xavier Helgesen Founder, Enduring Ventures (a cash flow-focused holding company). Co-Founder, Better World Books ($70 Million+ e-commerce company)

Seedsheet has everything you could want in a growing business. It has a patented product that is loved by its growing community of gardeners. It has GREAT margins: some of the best I have seen in e-commerce. And it has a giant market: over $40 billion spent annually on gardening. I have had the privilege of watching the team get stronger and stronger over the past two years. The operations have gotten ready for scale, some serious industry pros have been recruited, and the company's site keeps getting easier to use and more focused on its best products. I'm excited for everyone to be a part of this company's story in the next phase.

Invested $50,000 this round & $344,181 previously

Highlights

1. 🚀 We've generated over $5M in Revenue, $2M in the last year alone
2. 🦈 As seen on Shark Tank, QVC and Better Homes and Gardens
3. 📈 The $55B gardening market is exploding, even beyond the pandemic
4. 🏆 Millennials make up 29% of gardener demographics and are growing rapidly

4. 🏆 Millennials make up 29% of gardener demographics and are growing rapidly

5. 👩‍🌾 78% of U.S. Households gardened in 2021 and 17M people started gardening for the first time
6. 👏 Seedsheet already has more than 50,000 enthusiastic customers

Our Team



Cam MacKugler Founder

Battle-hardened tenacious founder and experienced consumer product developer. Former Director of Sustainability at Breadloaf, LEED-Accredited Architect, and US Ski Team Athlete.

> I've always LOVED gardening. I learned how to do it as a child with my grandparents, and I do it with my own children today. But some parts of gardening suck! I hate pulling weeds, and no one likes spraying nasty chemicals on their food. With Seedsheet I can make my favorite hobby easier and healthier for families like mine all over the world.



Rob Kennedy CEO

Extensive experience leading teams and growing successful businesses. Former founder of several



startups including 2 corporate exits. Yale University



Chris Stroud CMO

Partner at Harmon Brothers, the legendary marketing firm responsible for consumer hits Squatty Potty, Poo-Pourri, and Purple Mattresses. Has overseen several billion dollars in e-commerce sales annually



Xavier Helgesen Chairman

Founder and former CEO of multiple successful startups responsible for $50M+ combined annual revenue, including Zola Electric and Betterworld Books. Oxford Business School, University of Notre Dame.



Jim Feinson Board of Directors

Former President and CEO of Gardener's Supply, one of the nation's largest multi-channel sellers of gardening products and accessories



Alice Li Board of Directors

Founder and CEO of First Day Vitamins, the world's leading direct-to-consumer brand for gummy vitamins. Former Sr. Consultant at Bain & Co., Yale University



Joe Chandler Director of Operations

15+ years experience leading teams, managing operations, and optimizing processes for successful businesses.

Why Seedsheet?


seedsheet
We make gardening ridiculously easy
We're on a mission to become the ultimate backyard brand, to empower everyone to grow their own food, and convert their backyard into their own personal supermarket.
custom raised bed garden
SHARK TANK
FORTUNE
Better Homes and Gardens
POPULAR SCIENCE

We're on a mission to become the ultimate backyard brand, to empower everyone to grow their own food, and convert their backyard into their own personal supermarket.

Gardening is our passion, and what could be more fulfilling than helping people grow their own food?

Gardening doesn't have to be difficult, we make it easy!

Gardening made *ridiculously* easy



Pick Your Plants

Design your perfect garden or choose curated kits from over 80 Organic and Non-GMO plants

Grow

Just place your Seedsheet on top of soil. No planting required! Weed-blocking fabric keeps weeds away organically

Enjoy!

Eat with confidence, knowing you've grown the freshest, healthiest, organic food possible!

PATENTED

Utility Patent Awarded July, 2021.

Message from Cam MacKugler, Founder

When I was growing up, I spent my summers working for my grandfather. As a kid it would be odd jobs around his house and garden, and in high school I was splitting firewood from the land he bought, and building houses on that land to eventually sell to his new neighbors. The man was an entrepreneurial legend, the embodiment of stoicism, and the tenacity and drive that he imparted on me as a kid still burns in me today.

In high school I pursued cross country ski racing, an obscure sport for most of the country, but a ubiquitous part of winter in Vermont. Due in no small part to the unending hours spent splitting firewood, I became a national champion, 7-time All-American, was recruited to a Division-I college, and raced for the US Ski Team... I split a LOT of firewood...

In college I fell in love with sustainable architecture, similarly inherited from my time spent building houses for my grandfather. I minored in Environmental Studies, and after graduating, I worked for an architecture firm focusing on sustainable design. I drafted blueprints of growing roofs, and vegetated walls, and incorporated plants into nearly every building.

One summer I house-sat for a co-worker, and because it was Vermont, the house was actually a fully functioning 80-acre dairy farm, replete with cows, chickens, and a majestic garden. I'd spend my days drafting blueprints, and my evenings harvesting dinner from the backyard. One night, as I picked kale for a salad, I noticed the meticulous rows of plants, and I had my epiphany: 'Why aren't there blueprints for plants!?'

I sketched the first iteration of Seedsheet in my co-worker's farmhouse with his kids' crayons. It combined architectural CAD precision with my grandfather's method of transplanting seedlings into holes cut in an old rug. Six months, and several prototypes later, I launched our first Kickstarter campaign. Another six months later we were on Home Depot shelves. Shortly after that we did a deal on Shark Tank, sold out on QVC and Good Morning America, and have been growing ever since.

It hasn't been an easy road, but ever since I was a young kid swinging axes, hammers, and ski poles, I've learned that perseverance and drive can really make anything attainable. Seedsheet has evolved and grown, through national television exposure, Covid-spurred demand, Covid-obliterated supply chains, and through each opportunity and challenge we've come out the other side stronger and smarter.

Thank you for your interest and support in SeedSheets, it means the world to us.

If you ever have any questions and concerns, please don't hesitate to reach out. We also appreciate any kind words and sharing our story with your friends!

- Cam


Gardening demystified.
There's nothing better than walking to your backyard to harvest fresh herbs, pluck a ripe tomato, or relax with your morning coffee or evening cocktail.
Growing food is an exciting, and incredibly rewarding experience. We're here to make it as enjoyable as possible.
SHARK TANK
FORTUNE
POPULAR SCIENCE
Better Homes
npr


The $55B gardening market is exploding, even beyond the pandemic.
Last year 78% of U.S. Households gardened and 17M people started gardening for the first time
seedsheet


GARDENING GROWS IN A RECESSION
36M
40M
39M
39M
41M
2008
2009
2010
2011
2012
US Household Food Gardening Participation
2009 saw an 11% increase in household gardening and a 20% increase in food gardening sales
BURPEE SEED COMPANY
"30% sales growth in 2009, and 15% in 2010. Speculated recent rises in gas and produce prices have prompted more people to try to save money by growing their own food."


But gardening is hard.
40% of beginners quit because they can't grow anything
43% of older gardeners quit because it's "too much work"
seedsheet


We make growing food ridiculously easy.



So we invented a product that makes gardening **easier & more successful** for beginners and pros alike



seedsheet

Tell us what you want to grow and we'll build you a Seedsheet



Choose from 90 organic foods and flowers
Professional grade seeds are sealed into a patented weed-blocking sheet
Seed spacing is optimized algorithmically

seedsheet

Seedsheet eliminates the hardest parts of gardening, and most common points of failure: **seed planting, seed spacing, and weeding**

- Increases yield by >30%
- Increases garden success by >50%
- Saves > 148 hours of time over 3 month life of garden
- Helps beginners AND pros
- **Utility Patent awarded July, 2021**



Seed pods dissolve in water. No planting required
Integrated weed-blocking fabric blocks weeds organically

seedsheet

Our Advantage



ADS FOR SUPER RAISED BED HAVE STRONG KPI'S
Seedsheet
You will hate our products if you prefer spending hours on your knees bending over in your garden.
THAT'S CHEATING!
Shop now
5-9% CTR
$6.72 CPM
$0.16 CPC
51K Post Saves
46K Post Shares

DISTRIBUTION STRATEGY



2022
2023
2024
2025
2026
D2C
shopify
Television
SHARK TANK
HGTV
TODAY
Harmon Bro's Hero Campaign
HARMON BROTHERS
Brick & Mortar
GARDENERS
Walmart
LOWE'S
TARGET
ACE
Garden Distributors
ARETT SALES
bwi
HYDROFARM
GRIFFIN
Club Stores
COSTCO
International Expansion



"Seriously the best tasting, and healthiest food I've ever eaten."
"My first garden EVER! I am so proud of myself!"
"I've always grown gardens, but this Seedsheet produces like CRAZY"
"Is it weird that I take selfies with my plants now? No, k thx byeee"
Read more reviews



seedsheet
REVENUE GROWTH
$1M
$1.9M
$2.4M
$5M
$13M
$41M
$121M

	2020	2021	2022	2023	2024	2025	2026
Direct To Consumer	1M	1.9M	2.1M	4.7M	12M	31M	70M
Wholesale	-	-	-	78K	400K	6M	36M
Amazon	-	-	85K	312K	1.4M	3.3M	16M
Affiliate Partners	-	-	51K	136k	340K	1.2M	3M

> *** This chart provides revenue projections and forward looking information. This is not a guarantee.***



FUNDRAISE AND PURPOSE OF FUNDS
Channel Building 5%
Harmon Brothers Hero Campaign 24%
Marketing Diversification 12%
Community Building 6%
Overhead 12%
Talent 16%
R & D 5%
Inventory 20%
24 month use of funds

7.5% of funds raised will go towards the Wefunder intermediary fee.



Seedsheet on Good Morning America.mp4
Cam MacKugler


00:50
PESTO
GMA
vimeo

seedsheet

